Notice to ASX/LSE Rio Tinto welcomes agreement to secure long-term future of Tomago Aluminium 13 August 2026 MELBOURNE, Australia -- Rio Tinto has welcomed the agreement announced today between Tomago Aluminium, the Australian Government and the New South Wales Government to secure the long-term future of Australia’s largest aluminium smelter. The arrangements provide long-term certainty for Tomago Aluminium, its workforce, its customers and the Hunter region, delivering reliable, internationally competitive power to the smelter until 2038. Under the agreement, Tomago Aluminium will enter into a 10-year power purchase agreement (PPA) for electricity supply to the smelter through to 2038, with the power to be supplied by 100 per cent renewable sources from 2033. The PPA will begin following the 31 December 2028 expiry of the current electricity contract. Tomago Aluminium will support the new agreement with A$1.1 billion (in real terms) of investment in the smelter between now and 2038, including A$100 million for decarbonisation initiatives. The smelter will continue to provide important demand response services to the New South Wales electricity system. Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “This agreement secures Tomago Aluminium's long-term future, supporting Australian manufacturing, skilled jobs and the Hunter community, as well as providing security of supply to the smelter’s global customers. "It demonstrates what can be achieved when industry, governments and workers come together to strengthen Australia’s manufacturing sector. “I want to recognise the significant work of the Commonwealth and New South Wales Governments, unions and the Tomago workforce, as well as the many people across Tomago Aluminium, Rio Tinto and our joint venture partners who helped reach this outcome. “It means Australia keeps a critical piece of sovereign manufacturing capability, while helping Tomago Aluminium continue competitively producing the aluminium needed for the global energy transition.” This Tomago agreement comes after a March 2026 agreement between Rio Tinto, the Commonwealth Government and the Queensland Government to secure a long-term future for the Boyne aluminium smelter at Gladstone and ensure it also remains internationally cost-competitive beyond its current power contract. This means Australia's two largest aluminium smelters now have a secured pathway to long-term, cost- competitive, low-carbon power beyond the expiry of their current electricity contracts. It also strengthens one of the world’s largest integrated aluminium supply chains, spanning Rio Tinto’s bauxite mines, alumina refineries and aluminium smelters in eastern Australia. Once Tomago Aluminium’s electricity is supplied by 100% renewable sources, from 2033 under the PPA, it will reduce the smelter’s Scope 1 and 2 operating carbon emissions by 7.1 million tonnes per year. Tomago Aluminium, New South Wales’ biggest electricity user, will also continue to provide large-scale demand response capability under the arrangements, helping reduce electricity use during periods of system stress, improving system reliability and supporting the integration of more renewable energy. EXHIBIT 99.3

Notice to ASX/LSE Tomago Aluminium is an independently managed joint venture owned by Rio Tinto (51.55 per cent), Gove Aluminium Finance Ltd (36.05 per cent) and Norsk Hydro (12.4 per cent). Rio Tinto continues to work towards halving its Scope 1 and 2 emissions by 2030 from a 2018 baseline. Our ability to meet our 2030 target will remain dependent on the timely delivery of renewable projects and the outcomes of other commercial discussions. Additional information Founded in 1983, Tomago Aluminium Company is Australia’s largest aluminium smelter, producing up to 590,000 tonnes of aluminium a year – almost 40 per cent of Australia’s annual aluminium production. The smelter directly employs around 1,000 people, alongside 200 full-time equivalent contractors, and supports an estimated 5,000 indirect jobs. The smelter is located at Tomago, New South Wales, approximately 13 kilometres west of Newcastle. Tomago Aluminium’s existing electricity supply contract with AGL expires in December 2028.

Notice to ASX/LSE

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